Press Release
June 26, 2007

E.ON Starts Share Buyback Program1

On 27 June 2007, Düsseldorf-based E.ON AG will start its previously announced share buyback program. The company plans to buy back stock worth approximately € 7 billion by the end of 2008, half of it in 2007. Based on the current share price (26 June 2007), this will allow purchasing some 58 million shares – or possibly more or less, depending on the development of the share price.

The shares will initially be bought on the stock exchange. For these purchases, the price per share must not be more than 10% higher and not more than 20% lower than the average Xetra closing price of the previous three trading days. The share buyback will be carried out by one or more banks.

The buyback of the shares may subsequently also be carried out using derivatives, i.e. put options as well as call options, or a combination of both.

The Board of Management may suspend and – subject to the strict observance of the insider trading provisions of Securities Trading Act – resume the buyback program at any time.

Weekly information on the previous week’s status of the buyback program will be provided at www.eon.com.

Commenting on the start of the program, E.ON CFO Marcus Schenck said: “The launch of the program marks the start of our previously announced optimization of E.ON’s capital structure. The buyback reduces E.ON’s equity capital while increasing the company’s indebtedness. At the same time it will make E.ON shares more attractive because of its positive impact on the earnings per share and the dividend yield. The buyback also reflects our confidence in the valuation upside of our stock.”

1Purchases of ADRs are not contemplated by the program.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F, in particular to the discussion included in the sections entitled “Item 3. Key Information: Risk Factors”, “Item 5. Operating and Financial Review and Prospects”, “Item 11. Quantitative and Qualitative Disclosures about Market Risk”). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.